Exhibit 99.1

Company announcement — No. 56/2017

Zealand Pharma boosts collaboration with Beta Bionics to advance development of its dasiglucagon in the iLetTM

•                  Zealand Pharma makes an initial USD 1.5 million equity investment in the Series B offering of Beta Bionics, Inc., developer of the iLet, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care

•                  Subsequent equity investments of up to USD 3.5 million are linked to clinical development progress of dasiglucagon in the iLet

•                  Zealand’s ambition is to ultimately provide dasiglucagon to people with diabetes using dual-hormone therapy for unprecedented automated diabetes management

Copenhagen, Denmark & Boston, Massachusetts December 21, 2017 — Zealand Pharma and Beta Bionics announce that they have bolstered their collaboration to advance the development of a dual-hormone bionic pancreas utilizing both dasiglucagon (liquid formulation glucagon analog) and insulin.

Dasiglucagon, developed by Zealand, has a superior stability profile in liquid formulation and is a potential first-in-class glucagon analog suitable for use in a dual-hormone bionic pancreas system, with an unprecedented level of automatization of diabetes care. Ultimately, both companies hope to provide diabetes patients on insulin with a more effective, safer and easier option for management of their disease.

Zealand will invest an initial USD 1.5 million in Beta Bionics. Zealand and Beta Bionics, have been collaborating on the use of of dasiglucagon with the iLet, a dual-hormone bionic pancreas for automated diabetes management. Potential future investments of up to USD 3.5 million are linked to clinical development milestones. The investment is to fund continued development by Beta Bionics on the iLet dual-hormone bionic pancreas towards Phase 2b and Phase 3 development and is made as an equity investment in the Series B offering of Beta Bionics, which has raised an undisclosed sum to date and is ongoing.

The next step in the clinical development will be to start a Phase 2b study in 2018, testing dasiglucagon in a home-use setting in the iLet.

Britt Meelby Jensen, President and Chief Executive Officer of Zealand: “The Beta Bionics fully integrated dual-hormone pump, the bionic pancreas, and our dasiglucagon is a perfect match to revolutionize treatment for people with insulin-dependent diabetes. Together, we represent the leading dual-hormone autonomous delivery system and liquid formulation glucagon analog in development.  For the first time ever, positive Phase 2a results were reported in mid 2017 treating adults with type 1 diabetes with a liquid glucagon in a dual-hormone bionic pancreas with insulin. Bringing this solution to market will allow patients to live more independent lives with tight glucose control, without the constant fear of hypoglycemia and worry about their disease.”

Professor Ed Damiano, co-developer of iLet™, Professor of Biomedical Engineering at Boston University, and President and Chief Executive Officer of Beta Bionics: “We have been working for the past 15 years on our hypothesis that fully automated delivery of both insulin and glucagon could lead to safer, more effective, and less burdensome therapy for people with type 1 diabetes. We have refined and optimized our insulin and glucagon dosing algorithms to dramatically reduce the burdens of diabetes management on both the physician and the patient. These clinically tested algorithms have now been integrated into the iLet. With Zealand’s stable, pumpable, dasiglucagon, suitable for chronic use in the iLet, and our joint commitment, we are one step closer to a paradigm shift in the treatment of diabetes.”

Type 1 diabetes dual-hormone bionic pancreas

People with type 1 diabetes suffer from insulin deficiency and inappropriate glucagon secretion. Both hormones are essential to ensure stable and healthy blood glucose levels. Consequently, patients must monitor and adjust their blood sugar levels to remain in proper glycemic control, as both high and low blood glucose may adversely impact their health, both in the short- and long-term.

During outpatient and home-use randomized cross-over trials, the bionic pancreas dosing algorithms integrated into the iLet have shown significant reductions in blood glucose levels, and simultaneous reductions in hypoglycemia in adults, adolescents, and pre-adolescents with type 1 diabetes (New England Journal of Medicine. 2014, 371:313-25; Lancet Diabetes and Endocrinology. 2016, 4:233-43, Lancet. 2017, 389:369-80).

For further information about Zealand, please contact:

Britt Meelby Jensen, President and CEO
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

For further information about Beta Bionics, please contact:

Ed Damiano, President and CEO
Tel.: 617-358-3778, e-mail: edamiano@betabionics.com

Ed Raskin, Vice President, Public Benefit Development

Tel.: 949-293-2076, e-mail: eraskin@betabionics.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a portfolio of medicines and product candidates under license collaborations with Sanofi and Boehringer Ingelheim, and a pipeline of internal product candidates focusing on specialty gastrointestinal and metabolic diseases.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

About Beta Bionics, Inc.

Beta Bionics is a Massachusetts public benefit corporation founded in 2015 to license, seek regulatory approval for, and commercialize the bionic pancreas, closed-loop, automated, glycemic control system developed in the Damiano Lab at Boston University.  Beta Bionics is a Certified B Corporation™ founded by Ed Damiano and other parents of children with type 1 diabetes committed to using business as a force for good.  Beta Bionics is committed to acting in the best interests of the diabetes community and bringing the iLet to market as quickly and as safely as possible.

Beta Bionics is based in Boston, Massachusetts with certain operations in Irvine, California. For further information about the Company’s business and activities, please visit www.betabionics.org or follow Beta Bionics Facebook, YouTube, Instagram, LinkedIn and Twitter @BetaBionics.